BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

     This management information circular (the "Circular"), which is dated June 5, 2017, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation" or "Banro") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 28TH DAY OF JUNE, 2017, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING. THE TIME LIMIT FOR THE DEPOSIT OF PROXIES MAY BE WAIVED OR EXTENDED BY THE CHAIRMAN OF THE MEETING AT HIS OR HER DISCRETION WITHOUT NOTICE.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority in respect of amendments and variations to matters identified in the Notice or other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested.

VOTING BY REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. All holders of common shares of the Corporation of record at the close of business on May 30, 2017 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation, to attend and vote thereat by proxy the shares held by them. Registered shareholders can execute their proxies by:

>	Completing and returning their form of proxy to:

•	TSX Trust Company
Attention: Proxy Department
200 University Avenue, Suite 300
Toronto, Ontario,
M5H 4H1, Canada

>	Sending their completed form of proxy by fax to 416-595-9593
>	Attending in person at the Meeting
>	Internet voting at www.voteproxyonline.com (enter your 12-digit control number)

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TSX Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TSX Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Corporation is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Corporation has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this Circular, an aggregate of 109,857,390 common shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

All holders of common shares of the Corporation of record at the close of business on May 30, 2017 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation are as follows:

	Number of	Total of
Name	Common Shares	Common Shares

Gramercy Funds Management LLC	33,406,501	30.41%
Baiyin Nonferrous Group Co. Ltd.	33,104,561	30.13%
BlackRock, Inc. (for and on behalf of its investment advisory subsidiaries)	14,565,706	13.26%

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is eight (8). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of each of these nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)

Richard W. Brissenden Chairman of the Board and a director Toronto, Ontario, Canada	Self-employed businessman.	December 11, 2013	Nil

John A. Clarke (5) Chief Executive Officer and President, and a director Cardiff, United Kingdom	Chief Executive Officer and President of the Corporation.	February 3, 2004	80,800

Peter N. Cowley (5) Director Cobham, Surrey, United Kingdom

Retired gold mining company executive (after 45 years’ experience in the minerals industry). Currently provides consulting services to gold companies and acts as a non-executive director of Cluff Natural Resources plc.

		January 13, 2004	Nil

Michael H. Li Interim Chief Financial Officer and a director Hong Kong SAR, People's Republic of China	Interim Chief Financial Officer of the Corporation.	April 19, 2017	Nil

Jiongjie Lu (4) (5) (6) Director Beijing, People's Republic of China	General Manager, Baiyin International Investment Limited (the principal business of which is the management of the ex-China investment portfolio of Baiyin Nonferrous Group Co., Ltd.)	June 29, 2016	Nil

Robert L. Rauch (3) (4) Director Chappaqua, New York, United States	Senior Partner and Portfolio Manager at Gramercy Funds Management LLC (a fund manager with US$6 billion of assets specializing in corporate and sovereign investments in global emerging markets).	April 19, 2017	Nil

Robert A. Rorrison (3) (4) Director Hong Kong SAR, People's Republic of China	Managing Director of Chengyu Group Limited (a corporate finance and investment company), and Chairman Asia for Peloton Global (a finance services group).	April 19, 2017	Nil

Derrick H. Weyrauch (3) Director Stouffville, Ontario, Canada	President, Weyrauch and Associates Inc. (a consulting company).	December 11, 2013	Nil

________________________________________

(1)

Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of Messrs. Li, Rauch and Rorrison must be disclosed.

Mr. Li was appointed Interim Chief Financial Officer of the Corporation in June 2017. He was Chief Financial Officer of Impro Precision Industries Limited (a global integrated manufacturer of high-precision, high-complexity and performance-critical components) from July 2015 to June 2016, Head of Corporate Finance at Golden Concord Holdings Ltd./GCL-Poly Energy Holdings Ltd. (an international energy conglomerate focused on the development of new and clean energy) from January 2014 to June 2015 and, prior to January 2014, General Manager of Investor Relations & Mergers and Acquisitions for Newton Resources Limited (an iron ore producer in China).

During the last five years to the date of this Circular, Mr. Rauch has been a Portfolio Manager at Gramercy Funds Management LLC.

Mr. Rorrison has been Managing Director of Chengyu Group Limited from June 2015 to present and Chairman Asia for Peloton Global from March 2017 to present. He was employed by Macquarie Group Limited (an investment bank and diversified financial services group) and its affiliates from April 1990 to March 2015, specializing in natural resources sectors, including metals and mining, oil & gas and agriculture. Mr. Rorrison was an Executive Director of Macquarie Group for 10 years, finishing his tenure as Chairman of Resources, Asia from May 2013 to March 2015, responsible for the natural resources investment banking function for ten jurisdictions including Japan, Korea, China, India and Hong Kong.

(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation and nominating committee of the board of directors of the Corporation (the "Compensation Committee").

(5)	Member of the health, safety, environment and technical committee of the board of directors of the Corporation (the "Technical Committee").

(6)

To the knowledge of the Corporation, Baiyin Nonferrous Group Co. Ltd. owns 30.13% of the outstanding common shares of the Corporation (see "Voting Securities and Principal Holders Thereof"). Pursuant to the terms of a private placement transaction under which an affiliate of Baiyin Nonferrous Group Co. Ltd. (the "Baiyin Affiliate") acquired common shares of the Corporation in 2016, for so long as the Baiyin Affiliate holds at least 10% of the outstanding common shares of Banro the Baiyin Affiliate has the right to nominate one person for election to the board of directors of the Corporation at the annual shareholders’ meeting. As per this right, Mr. Lu is the Baiyin Affiliate’s nominee.

Majority Voting Policy for Elections of Directors

Under the Canada Business Corporations Act (the Corporation's governing corporate legislation), director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The board of directors of the Corporation (the "Board") believes that each of its members should have the confidence and support of the shareholders of the Corporation. On May 31, 2013, the directors unanimously adopted a majority voting policy (the "Majority Voting Policy"), a copy of the current version of which is attached as Schedule "A" to this Circular. Each of management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the Compensation Committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the Compensation Committee will be expected to recommend that the Board accept the resignation. Within 90 days after the meeting, the Board will make its decision and announce it by press release. Absent exceptional circumstances, the Board must accept the resignation of the director.

Advance Notice By-Law

The Corporation adopted in 2013 by-law no. 4 containing advance notice requirements. These requirements set forth procedures for any shareholder who intends to nominate any person for election as a director of Banro other than pursuant to shareholder rights instilled within the Corporation's governing statute or via shareholder proposal. The requirements stipulate a deadline by which shareholders must notify the Corporation of their intention to nominate directors and also set out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees. As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Audit Committee Information

The members of the Audit Committee are Robert L. Rauch, Robert A. Rorrison and Derrick H. Weyrauch (who is Chairman of the Audit Committee). Each such member is "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"). The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Robert L. Rauch – Mr. Rauch is a Senior Partner and Portfolio Manager at Gramercy Funds Management LLC, a fund manager with US$6 billion of assets specializing in corporate and sovereign investments in global emerging markets. He has 37 years of finance experience and serves as portfolio manager for Gramercy’s distressed and other corporate debt strategies, where he has been, or is currently involved, as a leading creditor in the restructuring of dozens of companies across emerging markets. He is currently a member of the board of directors of Credivalores-Crediservicios SAS in Colombia as well as two not-for-profit organizations. Prior to joining Gramercy at the end of 2000, Mr. Rauch worked with several investment and commercial banks in various areas of international finance. He received his graduate degree in Finance and International Business from Northwestern University and his undergraduate degree in Political Economy from Williams College.

Robert A. Rorrison - Mr. Rorrison is Chairman Asia for Peloton Global, a finance services group with operations in Australia and Asia. He worked for Macquarie Group and its affiliates from April 1990 to March 2015, specializing in natural resources sectors, including metals and mining, oil and gas and agriculture. He was an Executive Director of Macquarie Group for 10 years, finishing his tenure as Chairman of Resources, Asia with responsibility for the natural resources investment banking function for ten jurisdictions, including Japan, Korea, China, India and Hong Kong. He has held positions with various industry, professional and regulatory authorities during his career, including as a member of the National Listing Committee and Listing Appeals Committee of the Australian Stock Exchange. Mr. Rorrison obtained his Bachelor of Economics from University of Adelaide in May 1982 in Australia. He was granted the Degree of Fellow of the Institute of Chartered Accountants in Australia in August 1995.

Derrick H. Weyrauch – Mr. Weyrauch is a Chartered Professional Accountant (“CPA CA”) with over 27 years of experience that includes corporate financial management, corporate restructuring, financings, strategic planning and merger & acquisition transactions. He has held a number of CFO positions in publicly-listed mining companies. Previously, he served on the audit, health & safety committee and chaired two special committees for the board of directors of a TSX-listed gold mining company. Mr. Weyrauch earned his Chartered Accountant designation in 1990 while working at KPMG, he is a member of CPA Ontario and the Institute of Corporate Directors and he holds a Bachelors of Arts degree in Economics.

Reference is made to the following parts of the Corporation’s annual report on Form 20-F dated April 2, 2017 (the "Annual Report") for additional disclosure relating to the Audit Committee required to be included in the Annual Report by NI 52-110: the third and fifth sentences of the paragraph under "Audit Committee" on page 80 of the Annual Report; and item 16.C. of the Annual Report. A copy of the Annual Report can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Richard W. Brissenden (a director of the Corporation) was, until April 2014, a director of Regal Consolidated Ventures Limited, which is currently subject to a cease trade order issued on June 12, 2001, by the British Columbia, Alberta and Ontario Securities Commissions, for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three month period ended March 31, 2001.

Corporate Bankruptcies/Insolvencies

Except as described below, no proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In June 2013, Mr. Derrick H. Weyrauch (a director of the Corporation) was elected to the board of directors of Jaguar Mining Inc. ("Jaguar"). As part of a corporate turnaround and restructuring process, Jaguar declared insolvency and commenced a voluntary proceeding under the Companies’ Creditors Arrangement Act (Canada) (the "CCAA") on December 23, 2013 in the Ontario Superior Court of Justice. This proceeding was commenced to implement a debt restructuring and financing transaction ("CCAA Plan") that was negotiated prior to the commencement of the CCAA proceeding. On April 22, 2014, Jaguar implemented the CCAA Plan and emerged from court protection under the CCAA. On May 2, 2014, the shares of Jaguar began trading on the TSX Venture Exchange. Following the voluntary proceeding under the CCAA, the Toronto Stock Exchange advised that it was reviewing the common shares of Jaguar with respect to meeting the requirements for continued listing pursuant to the Expedited Review Process. The common shares were subsequently suspended from trading on the Toronto Stock Exchange. In 2013, NYSE Regulation reached a decision to delist Jaguar’s common shares in view of the fact that Jaguar’s common shares had fallen below the NYSE's continued listing standard for an average closing price of less than US$1.00 over a consecutive 30 trading day period. As a result, on June 3, 2013, NYSE Regulations, Inc. ("NYSE Regulation") commenced proceedings to delist the common shares of Jaguar from the New York Stock Exchange ("NYSE") and trading in Jaguar’s common shares was suspended prior to the opening on Friday, June 7, 2013.

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Deloitte LLP ("Deloitte"), Chartered Professional Accountants and Licensed Public Accountants, were reappointed as auditors of the Corporation at the annual meeting of shareholders of the Corporation held on June 29, 2016. Deloitte had been first appointed auditors of the Corporation effective April 27, 2009.

On April 12, 2017 Deloitte sent a letter to the Corporation advising that Deloitte will not stand for reappointment as auditors of the Corporation for the year ending December 31, 2017. The auditors’ reports of Deloitte on the financial statements of the Corporation for the years ended December 31, 2016 and December 31, 2015 did not express a modified opinion and, in connection with the audits for the years ended December 31, 2016 and December 31, 2015 and through to April 12, 2017, there were no "reportable events", as defined in National Instrument 51-102.

Following Deloitte’s decision to not stand for reappointment, the Corporation conducted a search for a new firm to act as auditors of the Corporation. This process resulted in the Board, on the recommendation of the Audit Committee, appointing on June 1, 2017 KPMG LLP ("KPMG") as the new auditors of the Corporation.

Attached to this Circular as Schedule "B" is a copy of the "reporting package" relating to the change of auditors. Such reporting package comprises (a) a Change of Auditor Notice from the Corporation sent to Deloitte and a letter from Deloitte confirming their agreement with information in the said Notice and, with respect to certain specified information in the said Notice, that they have no basis to agree or disagree with such information, as required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, and (b) a second Change of Auditor Notice from the Corporation sent to KPMG and Deloitte, a letter from Deloitte confirming their agreement with information in both of the said Notices and, with respect to certain specified information in the said Notices, that they have no basis to agree or disagree with such information, and a letter from KPMG confirming their agreement with the information in the said second Notice, as required by section 4.11 of National Instrument 51-102 -

Continuous Disclosure Obligations.

Shareholders of the Corporation will be asked at the Meeting to appoint KPMG, Chartered Professional Accountants and Licensed Public Accountants, as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such appointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said appointment of KPMG.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's senior officers, being the five identified named executive officers (the "NEOs"), in 2016. The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Circular are: John A. Clarke, President and Chief Executive Officer of the Corporation (the "CEO"); Kevin Jennings, Senior Vice President and Chief Financial Officer of the Corporation (the "CFO") until September 30, 2016; David Langille, who was appointed CFO on November 1, 2016; Arnold T. Kondrat, Executive Vice President of the Corporation; Daniel K. Bansah, the Corporation’s Head of Projects and Operations; and Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Corporation.

The Corporation is a gold exploration, development and production company, which commenced commercial gold production at its first mine (at Twangiza) effective September 1, 2012 and commenced commercial gold production at its second mine (at Namoya) effective January 1, 2016. Given the current stage in the Corporation’s development, together with current market conditions for the gold industry, the Corporation has had to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled projects, programs and activities. As a result, providing long-term incentives through the granting of stock options has been an important component of the Corporation’s executive compensation program. This is consistent with the objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee. The members of the Compensation Committee are as follows: Jiongjie Lu, Robert L. Rauch (who is the Chairman of the Compensation Committee) and Robert A. Rorrison. Each of the said Compensation Committee members is independent within the meaning of section 1.4 of NI 52-110. The following is a brief summary of the experience of each of the Compensation Committee members relevant to his responsibilities in executive compensation. The current members of the Compensation Committee as set out below were appointed by the Board to the Compensation Committee on April 20, 2017, and none of them were members of the Compensation Committee during the year ended December 31, 2016. Mr. Rauch and Mr. Rorrison were appointed to the Board on April 19, 2017 pursuant to the terms of the recapitalization transactions completed by the Corporation on April 19, 2017.

Jiongjie Lu – Mr. Lu is an investment executive focused on mining investment. He currently serves as CEO of Baiyin International Investment Ltd, where he developed the international investment platform for Baiyin Nonferrous Group, and has invested in several metals and based metals companies, including Banro. Prior to joining Baiyin in 2015, he was a director of Long March Capital, which co-invested with Baiyin into Gold One and Sibanye Gold in South Africa, and developed the streaming business with Baiyin. He holds a bachelor degree of mathematics and physics, and a master degree of finance from Tsinghua University.

Robert L. Rauch – Mr. Rauch is a Senior Partner and Portfolio Manager at Gramercy Funds Management LLC, a fund manager with US$6 billion of assets specializing in corporate and sovereign investments in global emerging markets. He has 37 years of finance experience and serves as portfolio manager for Gramercy’s distressed and other corporate debt strategies, where he has been, or is currently involved, as a leading creditor in the restructuring of dozens of companies across emerging markets. He is currently a member of the board of directors of Credivalores-Crediservicios SAS in Colombia as well as two not-for-profit organizations. Prior to joining Gramercy at the end of 2000, Mr. Rauch worked with several investment and commercial banks in various areas of international finance. He received his graduate degree in Finance and International Business from Northwestern University and his undergraduate degree in Political Economy from Williams College.

Robert A. Rorrison - Mr. Rorrison is Chairman Asia for Peloton Global, a finance services group with operations in Australia and Asia. He worked for Macquarie Group and its affiliates from April 1990 to March 2015, specializing in natural resources sectors, including metals and mining, oil and gas and agriculture. He was an Executive Director of Macquarie Group for 10 years, finishing his tenure as Chairman of Resources, Asia with responsibility for the natural resources investment banking function for ten jurisdictions, including Japan, Korea, China, India and Hong Kong. He has held positions with various industry, professional and regulatory authorities during his career, including as a member of the National Listing Committee and Listing Appeals Committee of the Australian Stock Exchange. Mr. Rorrison obtained his Bachelor of Economics from University of Adelaide in May 1982 in Australia. He was granted the Degree of Fellow of the Institute of Chartered Accountants in Australia in August 1995.

The significant experience of each of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation’s compensation policies and practices. All members of the Compensation Committee have been determined to be "financially literate" within the meaning of NI 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board, evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation’s stock option plan (the "Option Plan") and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No formal policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation’s directors or executive officers. A compensation consultant or advisor has not, at any time since the Corporation’s most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding any bonuses) are made by the Board based on the recommendation of the Compensation Committee. The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation. Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation. The current Compensation Committee, appointed on April 20, 2017, is currently undertaking a review of the existing compensation policies. As part of that review, the Compensation Committee has recommended that an outside consultant be appointed to assist the Compensation Committee and it is in the process of reviewing proposals for the role.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year. The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives. The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation. In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level. In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels. External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Option Plan).

Stock options are granted by the Board under the Option Plan to senior officers upon their commencement of service. Additional grants are also made periodically under the Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants. The exercise price of each stock option granted under the Option Plan is set at or above the closing price of the common shares of the Corporation ("Common Shares") on the Toronto Stock Exchange on the day preceding the grant. See "Compensation Program - Compensation Program Design – Compensation Mix - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders. The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location. The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation’s compensation policies and practices. Implicit in the Board’s mandate is that the Corporation’s policies and practices respecting compensation, including those applicable to the Corporation’s NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Corporation’s executive compensation consists of stock options granted under the Option Plan. Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation. The Compensation Committee’s view has been that since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee’s belief has been that it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

The Corporation’s compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance. In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation are reviewed, and which includes executive compensation. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives. Standard compensation arrangements for the Corporation's senior officers for the periods to December 31, 2016 are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Bonuses	• Motivate and reward

• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.
• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders	• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.
• Encourages long-term tenure and performance.
Retention allowance (1)	• Attract and retain	• Encourages long-term tenure. • Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.
________________________________________

(1)

A senior officer is entitled to receive the retention allowance (the "Retention Allowance") on termination of his employment with the Corporation, provided the officer has been with the Corporation for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. NEOs' base salaries depend on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, the Corporation's existing financial resources and the potential long term compensation provided by stock options as discussed below. A description of material terms of NEOs' employment contracts is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits". In addition to the above factors, decisions regarding any salary increases are impacted by each NEOs current salary.

Bonuses

The objectives of annual cash incentive awards (if any) are generally to focus executive attention on key strategic and operational measures and align compensation with corporate performance. Subject to the Corporation’s financial situation, the Corporation has had an annual bonus program (the "Bonus Plan") to be competitive from a total remuneration standpoint and to recognize outstanding annual performance. Bonuses may also be awarded to senior officers during the year (i.e. outside of the Bonus Plan) to recognize exemplary performance or a special contribution.

Subject to the Corporation’s financial situation, senior officers are generally eligible to receive a discretionary annual bonus in an amount up to a specified percentage of such officer's base salary. However, the annual bonus paid to a senior officer may increase for specific accomplishments. The actual amount of any bonus is determined following a review of each officer's individual performance.

Consistent with the flexible nature of the Bonus Plan, no specific weight is assigned to any particular performance factor. When making recommendations to the Board, the Compensation Committee considers not only the Corporation's performance during the year, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Option Plan is an integral component of the compensation packages of the senior officers of the Corporation. The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders. The CEO makes recommendations to the Compensation Committee for potential grants of stock options. His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives. Stock options are granted by the Board, pursuant to the Option Plan, based upon the recommendation of the Compensation Committee. The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants. Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2016.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

Benefits

The NEOs are eligible to participate in the same benefits as offered to all full-time employees. This includes participation in a traditional employee benefit plan consisting of health and dental care and various forms of life and disability insurances. The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment. The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Review of 2016 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2016.

Bonuses

In order to conserve cash having regard to the Corporation’s cash flow situation, bonuses were not paid to any of the NEOs in fiscal 2016 other than Mr. Bansah (see "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the bonus paid to Mr. Bansah in 2016). The non-payment of annual bonuses to such NEOs for 2016 (as well as for 2015, 2014 and 2013) due to cash constraints will be a factor when annual bonuses are considered in respect of fiscal 2017.

Stock Options

During 2016, the Board granted the following number of stock options to the NEOs under the Corporation's Option Plan:

Name	No. of Stock Options (1)
John A. Clarke	40,000
Kevin Jennings	27,500
Arnold T. Kondrat	27,500
Daniel K. Bansah	27,500
Geoffrey G. Farr	27,500
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(1)

In May 2017, the Corporation effected a consolidation (the "2017 Share Consolidation") of its issued and outstanding Common Shares on a basis of one post consolidation Common Share for every ten pre-consolidation Common Shares. The number of stock options set out in the table above has been adjusted to reflect the 2017 Share Consolidation.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants. The rationale for the stock option grants in 2016 to the NEOs was to provide additional long term incentives and to recognize performance.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the reinvestment of dividends of which there have been none) from December 31, 2011 to December 31, 2016, based upon a Cdn$100 investment made on December 31, 2011 in the Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (referred to in the table below as the "TSX Index") over the same period. The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

December 31,	2011	2012	2013	2014	2015	2016
Banro	$100	74	15	4	7	7
TSX Index	$100	107	121	134	123	149

As described above, various factors are considered in determining the compensation of the NEOs. The Common Share performance is one performance measure that is reviewed but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which may fluctuate widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control. The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions. The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be depressed by short-term factors.

The trend shown by the performance graph above represents significant decreases in the Corporation's cumulative total shareholder return in each of 2012, 2013 and 2014, a material increase in 2015 and no change in 2016, with an overall significant decrease from the December 31, 2011 price. Over the same five year period the compensation (salary and any bonus) received by the Corporation's executive officers, in aggregate (as disclosed in the Corporation’s management information circular each year in the Executive Compensation section of the circular in the table under "Summary Compensation Table"), has decreased significantly. The Compensation Committee considers total NEO compensation to be in line with the procedures and policies outlined and applicable to the 2016 year. As referred to above, the Compensation Committee is reviewing the current procedures and policies and has recommended that an outside consultant be appointed to assist with that review.

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014, as applicable.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation - Annual Incentive Plan ($)	All other Compensation (3) ($)	Total Compensation ($)
John A. Clarke CEO	2016 2015 2014	$554,167 $550,000 $550,000	N/A N/A N/A	$68,995 $64,614 $115,474	Nil Nil Nil	$55,383 $60,201 $54,664	$678,545 $674,815 $720,138
Kevin Jennings Senior VP and CFO (4)	2016 2015 2014	$251,897 $350,000 $116,668	N/A N/A N/A	$47,434 $116,305 Nil	Nil Nil Nil	$27,105 $36,946 $16,062	$326,436 $503,251 $132,730
David Langille CFO (5)	2016	$58,333	N/A	N/A	Nil	$6,109	$64,442
Arnold T. Kondrat Executive Vice President	2016 2015 2014	$550,000 $550,000 $550,000	N/A N/A N/A	$47,434 $43,076 Nil	Nil Nil Nil	$16,264 $50,655 $50,998	$613,698 $643,731 $600,998
Daniel K. Bansah Head of Projects and Operations	2016 2015 2014	$329,490 $319,492 $319,492	N/A N/A N/A	$47,434 $30,153 $46,190	27,458 (2) 25,516 (2) Nil	$4,906 $28,144 $28,460	$409.288 $403,305 $394,142
Geoffrey G. Farr Vice President, General Counsel (6)	2016 2015 2014	$350,000 $350,000 $350,000	N/A N/A N/A	$47,434 $64,614 $76,982	Nil Nil Nil	$42,386 $43,603 $48,783	$439,820 $458,217 $475,765
________________________________________

(1)

These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2016 awards, an average exchange rate for 2016 of Cdn$1.00 = US$0.7552, in the case of the 2015 awards, an average exchange rate for 2015 of Cdn$1.00 = US$0.7832 and in the case of the 2014 awards, an average exchange rate for 2014 of Cdn$1.00 = US$0.9504.

Grant date fair value of the stock options granted in 2016 to the NEOs was calculated in accordance with the Black- Scholes model using the Common Share price on the date of grant of Cdn$3.90, with the key valuation assumptions being stock price volatility of 93.54%, risk free interest rate of 0.53%, no dividend yield and expected life of 3 years.

Grant date fair value of the stock options granted in 2015 to the NEOs, other than the stock options granted to Mr. Jennings, was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$2.00, with the key valuation assumptions being stock price volatility of 85.71%, risk free interest rate of 1%, no dividend yield and expected life of 3 years. Grant date fair value of the stock options granted to Mr. Jennings was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.80, with the key valuation assumptions being stock price volatility of 85.71%, risk free interest rate of 1%, no dividend yield and expected life of 3 years.

Grant date fair value of the stock options granted in 2014 to NEOs was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$4.60, with the key valuation assumptions being stock price volatility of 76.27%, risk free interest rate of 1.05%, no dividend yield and expected life of 3 years.

The number of stock options and Common Share price information set out in this note (1) have been adjusted to reflect the 2017 Share Consolidation.

(2)	These amounts represent cash bonuses awarded to Mr. Bansah in respect of services performed in the indicated year.

(3)	Each of the amounts shown in this column of the table for each NEO represents life insurance premiums paid by the Corporation and the Retention Allowance accrued in respect of the NEO.

The amount of the life insurance premiums paid by the Company in respect of the NEOs in 2016 is as follows: Dr. Clarke: US$9,202; Mr. Jennings: US$7,435; Mr. Langille: US$1,248; Mr. Kondrat: US$4,806; Mr. Bansah: US$4,906; Mr. Farr: US$13,220. The amount of the life insurance premiums paid by the Corporation in respect of the NEOs in 2015 is as follows: Dr. Clarke: $14,367; Mr. Jennings: US$7,779; Mr. Kondrat: US$4,822; Mr. Bansah: US$7,311; Mr. Farr: US$14,436. The amount of the life insurance premiums paid by the Corporation in respect of the NEOs in 2014 is as follows: Dr. Clarke: $8,831; Mr. Jennings: US$1,478; Mr. Kondrat: US$5,165; Mr. Bansah: US$7,627; Mr. Farr: US$19,616.

The amount of the Retention Allowance accrued in respect of the NEOs in 2016 is as follows: Dr. Clarke: US$46,180; Mr. Jennings: US$19,670; Mr. Langille: US$4,861; Mr. Kondrat: nil; Mr. Bansah: nil; Mr. Farr: US$29,166. The amount of the Retention Allowance accrued in respect of the NEOs in 2015 is as follows: Dr. Clarke: $45,833; Mr. Jennings: US$29,167; Mr. Kondrat: US$45,833; Mr. Bansah: US$20,833; Mr. Farr: US$29,167. The amount of the Retention Allowance accrued in respect of the NEOs in 2014 is as follows: Dr. Clarke: $45,833; Mr. Jennings: US$14,584; Mr. Kondrat: US$45,833; Mr. Bansah: US$20,833; Mr. Farr: US$29,167.

(4)	Mr. Jennings joined the Corporation as Senior Vice President and CFO on September 1, 2014. He ceased being CFO on September 20, 2016.

(5)	Mr. Langille was appointed CFO effective November 1, 2016. He ceased being CFO in June 2017.

(6)	Mr. Farr also holds the position of Corporate Secretary of the Corporation.

The Corporation does not have any long-term incentive programs other than its Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2016. The number of securities and exercise prices set out in the following table have been adjusted to reflect the 2017 Share Consolidation.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date (3)	Aggregate value of unexercised in-the- money options (US$) (4)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
John A. Clarke	April 25, 2016	40,000	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	75,000	Cdn$2.00 (US$1.50)	January 19, 2020	$27,930
	May 30, 2014	75,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil
	Oct. 25, 2013	20,000	Cdn$10.00 (US$7.50)	Oct. 25, 2018	Nil
	Feb. 9, 2012	10,000	Cdn$47.50 (US$35.40)	Feb. 9, 2017	Nil

David Langille	N/A					N/A	N/A

Arnold T. Kondrat	April 25, 2016	27,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	50,000	Cdn$2.00 (US$1.50)	January 19, 2020	$18,620
	Oct. 25, 2013	20,000	Cdn$10.00 (US$7.50)	Oct. 25, 2018	Nil

Daniel K. Bansah	April 25, 2016	27,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	35,000	Cdn$2.00 (US$1.50)	January 19, 2020	$13,034
	May 30, 2014	30,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil
	Oct. 17, 2013	15,000	Cdn$10.00 (US$7.50)	Oct. 17, 2018	Nil
	Feb. 13, 2012	9,473	Cdn$47.50 (US$35.40)	Feb. 13, 2017	Nil

Geoffrey G. Farr	April 25, 2016	27,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	75,000	Cdn$2.00 (US$1.50)	January 19, 2020	$27,930
	May 30, 2014	50,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil
	Oct. 25, 2013	15,000	Cdn$10.00 (US$7.50)	Oct. 25, 2018	Nil
	Feb. 9, 2012	20,000	Cdn$47.50 (US$35.40)	Feb. 9, 2017	Nil
________________________________________

(1)

With respect to the stock options granted in 2015 and 2016, one-third of the stock options granted to each optionee vested on the grant date, one-third of the stock options vest on the 12 month anniversary of the grant date, and the remaining one-third vest on the 24 month anniversary of the grant date. With respect to the other stock option grants shown in the table, three quarters of the stock options granted to each optionee vested on the 12 month anniversary of the grant date and the balance vested on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

Pursuant to the terms of the recapitalization transactions completed by the Corporation on April 19, 2017, all stock options shown in the table with an exercise price equal to or in excess of Cdn$8.00 per share were cancelled for no consideration on April 19, 2017.

(4)

This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2016 of Cdn$2.50 (adjusted to reflect the 2017 Share Consolidation) as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$1.90 using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2016:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
John A. Clarke	$5,586	N/A	N/A
Kevin Jennings	$42,826	N/A	N/A
David Langille	N/A	N/A	N/A
Arnold T. Kondrat	$3,724	N/A	N/A
Daniel K. Bansah	$2,607	N/A	N/A
Geoffrey G. Farr	$5,586	N/A	N/A
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(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and John A. Clarke have entered into an employment contract (the "Clarke Agreement") which sets out the terms upon which Dr. Clarke performs the services of CEO and President of the Corporation. Dr. Clarke’s annual base salary under the Clarke Agreement is currently $600,000. The Corporation may terminate the Clarke Agreement at any time for just cause upon written notice to Dr. Clarke.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Mr. Kondrat’s annual base salary under the Kondrat Agreement is currently $550,000. The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

The Corporation and Daniel K. Bansah have entered into an employment contract (the "Bansah Agreement") which sets out the terms upon which Mr. Bansah performs for the Corporation the services of Head of Projects and Operations. Mr. Bansah’s annual base salary under the Bansah Agreement is currently $290,000. The Corporation may terminate the Bansah Agreement at any time for just cause upon written notice to Mr. Bansah.

The Corporation and Geoffrey G. Farr have entered into an employment contract (the "Farr Agreement") which sets out the terms upon which Mr. Farr performs the services of Vice President, General Counsel and Corporate Secretary of the Corporation. Mr. Farr’s annual base salary under the Farr Agreement is $350,000. The Corporation may terminate the Farr Agreement at any time for just cause upon written notice to Mr. Farr.

The Clarke Agreement also provides as follows: (a) in the event of the constructive dismissal of Dr. Clarke or in the event, within 18 months of a "change of control" (as such term is defined in the Clarke Agreement) of the Corporation, Dr. Clarke’s employment is terminated without cause or Dr. Clarke is constructively dismissed ("double-trigger"), Dr. Clarke is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination Dr. Clarke holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the Clarke Agreement without cause, Dr. Clarke is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

Each of the Kondrat Agreement, Bansah Agreement and Farr Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the constructive dismissal of the employee, the employee has the right to terminate his employment agreement (with no "double-trigger") and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

The following table sets out estimates of the incremental amounts payable to each of Messrs. Clarke, Kondrat, Bansah and Farr upon identified termination events as set out in their employment agreements, assuming each such event took place on the last business day of fiscal year 2016. The table does not take into account any value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does take into account any value of unvested stock options that would vest upon the occurrence of the termination event. See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Option Plan, including a description of vesting and expiry of grants on termination.

	John A. Clarke	Arnold T. Kondrat	Daniel K. Bansah	Geoffrey G. Farr
Change of Control (1) Lump sum payment (2) Stock options	$1,200,000 $12,500	$1,100,000 $8,333	$607,516 $5,833	$700,000 $12,500
Termination Without Cause/Constructive Dismissal Lump sum payment (2) Stock options	$1,200,000 $12,500	$1,100,000 $8,333	$607,516 $5,833	$700,000 $12,500
________________________________________

(1)

Dr. Clarke’s employment agreement contains "double-trigger" change of control provisions as summarized above. The previous Compensation Committee had planned that future employment agreements entered into by the Corporation with executives, including any renewal of existing NEO employment agreements, would include "double-trigger" change of control provisions.

(2)

The lump sum payment calculations are based on the individual’s annual salary under his employment agreement as at December 31, 2016 as summarized above, and any bonus awards as set out above in the table under "Summary Compensation Table".

Director Compensation

The director compensation program is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The fees paid by the Corporation to the non-executive directors of the Corporation during the financial year ended December 31, 2016 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Corporation's Option Plan, as recommended by the Compensation Committee and determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock options are granted. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Option Plan.

Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties. The only executive director of the Corporation during 2016 was Dr. Clarke.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year, and there is a deductible in the amount of Cdn$500,000 or Cdn$750,000 depending on the nature of the claim. The total fees paid by the Corporation (excluding applicable taxes) for fiscal 2016 for the directors' and officers' liability insurance policy was Cdn$$163,000.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2016, other than Dr. Clarke. See "Summary Compensation Table" above for details regarding the compensation paid to Dr. Clarke as an executive of the Corporation in respect of services rendered during 2016.

Name	Fees earned (1) (US$)	Share-based awards (US$)	Option-based awards(2) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard W. Brissenden	$90,000	N/A	$38,810	N/A	Nil	$128,810
Maurice J. Colson	$100,000	N/A	$30,185	N/A	Nil	$130,185
Peter N. Cowley	$95,000	N/A	$30,185	N/A	Nil	$125,185
Jiongjie Lu (3)	$25,000	N/A	N/A	N/A	Nil	$25,000
Mick C. Oliver	$80,000	N/A	$30,185	N/A	Nil	$110,185
Derrick H. Weyrauch	$79,000	N/A	$30,185	N/A	Nil	$109,185
________________________________________

(1)

Non-executive directors are entitled to annual directors' fees of $50,000, members of the Audit Committee are entitled to additional annual fees of $12,000, the Chairman of the Board of the Corporation is entitled to additional annual fees of $40,000, members of the Compensation Committee are entitled to additional annual fees of $9,000, members of the Technical Committee are entitled to additional annual fees of $9,000, the Chairman of the Audit Committee is entitled to additional annual fees of $17,000, the Chairman of the Compensation Committee is entitled to additional annual fees of $9,000 and the Chairman of the Technical Committee is entitled to additional annual fees of $9,000. As well, the lead independent director (who was Mr. Colson during fiscal 2016) is entitled to an additional annual fee of $20,000.

(2)

These amounts represent the grant date fair value of the stock options awarded in 2016, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2016 of Cdn$1.00 = US$0.7552. Grant date fair value of these stock options was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$3.90 (adjusted to reflect the 2017 Share Consolidation), with the key valuation assumptions being stock price volatility of 93.54%, risk free interest rate of 0.53%, no dividend yield and expected life of 3 years. No stock options were received by Mr. Lu during 2016.

(3)	Mr. Lu was elected a director of the Corporation on June 29, 2016.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by the directors of the Corporation as at December 31, 2016, other than Dr. Clarke. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Dr. Clarke as at December 31, 2016. The number of securities and exercise prices set out in the following table have been adjusted to reflect the 2017 Share Consolidation.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date (3)	Aggregate value of unexercised in-the- money options (4) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard W. Brissenden	April 25, 2016	22,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	75,000	Cdn$2.00 (US$1.50)	January 19, 2020	$27,930
	May 30, 2014	15,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil

Maurice J. Colson	April 25, 2016	17,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	30,000	Cdn$2.00 (US$1.50)	January 19, 2020	$11,172
	May 30, 2014	15,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil
	Oct. 25, 2013	10,000	Cdn$10.00 (US$7.50)	Oct. 25, 2018	Nil

Peter N. Cowley	April 25, 2016	17,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	30,000	Cdn$2.00 (US$1.50)	January 19, 2020	$11,172
	May 30, 2014	15,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil
	Oct. 25, 2013	10,000	Cdn$10.00 (US$7.50)	Oct. 25, 2018	Nil

Jiongjie Lu (5)	N/A					N/A	N/A

Mick C. Oliver	April 25, 2016	17,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	June 22, 2015	20,000	Cdn$4.30 (US$3.10)	June 22, 2020	Nil

Derrick H. Weyrauch	April 25, 2016	17,500	Cdn$3.90 (US$2.90)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	30,000	Cdn$2.00 (US$1.50)	January 19, 2020	$11,172
	May 30, 2014	15,000	Cdn$8.00 (US$6.00)	May 30, 2019	Nil

________________________________________

(1)

With respect to the stock options granted in 2015 and 2016, one-third of the stock options granted to each optionee vested on the grant date, one-third of the stock options vest on the 12 month anniversary of the grant date, and the remaining one-third vest on the 24 month anniversary of the grant date. With respect to the other stock option grants shown in the table, three quarters of the stock options granted to each optionee vested on the 12 month anniversary of the grant date and the balance vested on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

Pursuant to the terms of the recapitalization transactions completed by the Corporation on April 19, 2017, all stock options shown in the table with an exercise price equal to or in excess of Cdn$8.00 per share were cancelled for no consideration on April 19, 2017.

(4)

This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2016 of Cdn$2.50 (adjusted to reflect the 2017 Share Consolidation) as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$1.90 using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(5)	Mr. Lu was not granted, and did not hold, any stock options of the Corporation during 2016.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Dr. Clarke, which vested and/or were earned during the year ended December 31, 2016. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for such details in respect of Dr. Clarke.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard W. Brissenden	$5,586	N/A	N/A
Maurice J. Colson	$2,234	N/A	N/A
Peter N. Cowley	$2,234	N/A	N/A
Jiongjie Lu	N/A	N/A	N/A
Mick C. Oliver	Nil	N/A	N/A
Derrick H. Weyrauch	$2,234	N/A	N/A
________________________________________

(1)

Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof. Mr. Lu did not hold any stock options of the Corporation during 2016.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2016, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation. The number of Common Shares and exercise price information set out in the following table have been adjusted to reflect the 2017 Share Consolidation.

Plan Category	Number of Common Shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2016	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2016	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2016 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	1,998,300 (2)	Cdn$13.10	884,782 (2)
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	1,998,300 (2)	Cdn$13.10	884,782 (2)
________________________________________

(1)

The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Option Plan. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)

See the disclosure below under "Terms of Stock Option Plan" for information relating to stock options of the Corporation outstanding as at the date of this Circular and stock options available for future grants as at the date of this Circular.

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange (the "TSX") provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation's Option Plan.

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 9.5% of the total number of outstanding Common Shares. 9.5% of the number of Common Shares outstanding as of the date of this Circular is equal to 10,436,452 Common Shares.

Having regard to the said percentage figure, the Option Plan is considered an "evergreen" plan, since (i) the Common Shares covered by stock options which have been exercised or cancelled will be available for subsequent grants under the Option Plan, and (ii) the number of stock options available to grant increases as the number of outstanding Common Shares increases.

(c)

There are currently outstanding under the Option Plan 1,078,300 stock options entitling the holders to purchase an aggregate of 1,078,300 Common Shares (which is equal to 0.98% of the number of Common Shares which are currently outstanding). The number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 9,358,152 Common Shares (which is equal to 8.52% of the number of Common Shares which are currently outstanding). Since the Corporation was listed on the TSX in November 2005, a total of 1,014,587 stock options (adjusted to reflect the 2017 Share Consolidation) (which is equal to 0.92% of the number of Common Shares which are currently outstanding) have been exercised under the Option Plan.

(d)

The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(e)

All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(f)

Unless otherwise determined by the Board at the time of the granting of the stock options, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date. The stock options granted by the Board in 2015 and 2016 (there have been no grants to date in 2017) have a two year vesting schedule, as follows: one-third vesting on the grant date, one-third on the 12 month anniversary of the grant date, and the remaining one-third on the 24 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(h)

Shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option (if the optionee holding such stock option is an insider of the Corporation, disinterested shareholder approval is required).

(i)	The Option Plan contains the following restrictions relating to the number of stock options that may be granted to insiders or non-employee directors of the Corporation:

(i)

The total number of Common Shares issued to insiders of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(ii)

The total number of Common Shares issuable to insiders of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(iii)

The total number of Common Shares issuable to non-employee directors of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 1% of the total number of outstanding Common Shares.

(iv)	Grant date value of stock options granted to any one non-employee director of the Corporation shall not exceed a total of Cdn$100,000 per year.

Subject to the above restrictions on insiders and non-employee directors of the Corporation, there are no restrictions in the Option Plan on the number of stock options that may be granted to any one person or company.

(j)

In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)

The Corporation may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX (to the extent such consent is required). Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)

changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries (provided that no such change shall extend the Term of the stock option);

(iii)	accelerating the expiry date in respect of stock options;

(iv)

determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's Common Shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(v)	amending the definitions contained in the Option Plan; or

(vi)	amendments of a "housekeeping" nature.

Any amendment to the Option Plan or to stock options which does not relate to items (i) to (vi) above, shall require approval of the Corporation’s shareholders. Without limiting the generality of the foregoing, any amendment to the Option Plan or to stock options which relates to the following shall require approval of the Corporation’s shareholders:

•	an amendment to section 2 of the Option Plan to increase the percentage figure set out therein;

•	reducing the exercise price of a stock option held by any optionee;

•	any cancellation and reissue of stock options or other entitlements unless permitted under the rules of the TSX;

•	extending the Term of any stock options held by any optionee;

•	any amendment which would permit stock options granted under the Option Plan to be transferable or assignable other than for normal estate settlement purposes;

•	amendments that increase limits previously imposed on non-employee director participation;

•	adding to the categories of persons eligible to participate in the Option Plan; and

•	any amendment to section 16 of the Option Plan so as to increase the ability of the Board to amend the Option Plan without shareholder approval.

(l)

Except if not permitted by the TSX, if any stock options may not be exercised due to any black- out period (as defined in the Option Plan) at any time within the three business day period prior to the normal expiry date of such stock options, the expiry date of such stock options shall be extended for a period of 10 business days following the end of the black-out period (or such longer period as permitted by the TSX and approved by the Board).

(m)

The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purpose of this section of the Circular, Baiyin Nonferrous Group Co. Ltd. and its affiliates shall be referred to as "Baiyin". In July 2016, a Banro subsidiary entered into a gold dore purchase agreement in connection with a US$10 million loan facility (the "Baiyin Loan") with Baiyin. At the time of this transaction Baiyin owned 16.54% of the outstanding Common Shares. The dore purchase arrangement contemplates the purchase by Baiyin, at market prices, of approximately 50% of the gold dore produced by the Twangiza mine and the Namoya mine until the date the Baiyin Loan is repaid (this arrangement has not been implemented as of the date of this Circular). The Baiyin Loan was funded in two equal tranches, the first US$5 million tranche was funded in July 2016 and the remaining US$5 million tranche was funded in September 2016. The Baiyin Loan had an initial term of two years from the date that each tranche was funded, and an interest rate of 10% per annum for the period that the first tranche was outstanding, which increased to 11% per annum following the funding of the second US$5 million tranche. The Baiyin Loan may be prepaid at any time without penalty.

In April 2017, Banro completed a recapitalization (the "Recapitalization") including a plan of arrangement under Section 192 of the Canada Business Corporations Act to implement certain transactions thereunder all as described in the Corporation’s management information circular dated February 27, 2017 (the "Circular"). The Recapitalization resulted in, among other things, (a) the refinancing of the maturing US$175 million senior secured 10% notes due March 1, 2017 of the Corporation (the "Old Notes") and US$22.5 million loan (the "Term Loan") with new US$197.5 million secured 10% notes with a 4-year maturity (the "New Notes") and new Common Shares, (b) the conversion of the outstanding preferred shares of certain Barbados subsidiaries of Banro and Series A Preference Shares of Banro into Common Shares, (c) the execution of a gold forward sale agreement raising US$45 million (the "Gold Forward Financing"), and (d) the extension of the maturity dates on the Baiyin Loan from July 15, 2018 and September 1, 2018 to February 28, 2020.

As a result of holding certain of the Old Notes (including US$5,272,000 face value of Old Notes purchased under the "Cash Election" (as defined in the Circular)) and Barbados preferred shares and one-half of the Term Loan, Baiyin was issued pursuant to the terms of the Recapitalization (a) 28,104,561 Common Shares (adjusted to reflect the 2017 Share Consolidation) such that Baiyin now holds 33,104,561 (or 30.13%) of the outstanding Common Shares (see "Voting Securities and Principal Holders Thereof"), and (b) US$56,522,000 of the New Notes. As a result of holding certain of the Old Notes, Donat K. Madilo (who is Senior Vice President, Commercial and DRC Affairs of the Corporation) received in exchange for his Old Notes under the terms of the Recapitalization 8,626 Common Shares (adjusted to reflect the 2017 Share Consolidation) and US$150,000 of the New Notes. Jiongjie Lu (who is a director of the Corporation) purchased through a wholly-owned company US$1,000,000 face value of Old Notes under the Cash Election and received in exchange for these Old Notes under the terms of the Recapitalization 57,511 Common Shares (adjusted to reflect the 2017 Share Consolidation) and US$1,000,000 of the New Notes. Mr. Lu, who is General Manager for Baiyin International Investment Limited, was also reappointed to the Board on April 19, 2017 pursuant to the terms of the Recapitalization.

The Gold Forward Financing provides for the prepayment by the purchasers of US$45 million for their purchase of a total of 51,879.96 ounces of gold (the "Payable Gold") from the Corporation’s subsidiary, Namoya Mining S.A., with gold deliveries over 36 months beginning in July 2017, at 1,441.11 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 15% to the purchasers. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery. Baiyin was one of the purchasers, agreeing to purchase 50% of the Payable Gold (and therefore advancing a prepayment of US$22.5 million to the Corporation’s subsidiary, Namoya Mining S.A.).

Baiyin also received a fee equal to 0.25% on all securities and loan facilities held by it which were affected pursuant to the Recapitalization (such fee totalled US$220,818). In addition, Baiyin received a funding fee equal to 0.50% of the amount advanced by it under the Gold Forward Financing (such fee totalled US$112,500).

The address of Baiyin and Mr. Lu is Suite 1107, Orient Plaza Block E3, 1 Chang An Avenue, Beijing, China 100738. The address of Mr. Madilo is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2016 (the "2016 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101. With respect to the eight persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors"), five of these nominees have been determined to be independent within the meaning of National Instrument 58-101 and three have been determined to not be independent within the meaning of National Instrument 58-101. Peter N. Cowley, Jiongjie Lu, Robert L. Rauch, Robert A. Rorrison and Derrick H. Weyrauch have been determined to be independent within the meaning of National Instrument 58-101. John A. Clarke (who is President and CEO of the Corporation), Michael H. Li (who is Interim Chief Financial Officer of the Corporation), and Richard W. Brissenden (who was Executive Chairman of the Board of the Corporation from January 1, 2015 to December 31, 2015) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having a majority of independent directors on the Board and by having the Audit Committee and Compensation Committee comprised only of independent directors. The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

The Corporation's Chairman of the Board, Richard W. Brissenden, is not an independent director. Derrick H. Weyrauch has been appointed by the Board to act as lead independent director. His duties and responsibilities as lead independent director include the following:

(a)	preside at all meetings of the independent directors and any Board meeting when the Chairman of the Board and the CEO are not present, including executive sessions of the independent directors;

(b)	provide feedback from executive sessions of the independent directors to the CEO, other senior management and the Chairman of the Board;

(c)	advise the Chairman of the Board as to the quality, quantity and timeliness of information sent to the Board;

(d)

review and approve with the Chairman of the Board and the CEO agenda items for Board and Board committee meetings, advise on the sufficiency of time for discussion of agenda items, and have the authority to add agenda items at his discretion;

(e)	have the authority to call meetings of the independent directors;

(f)	serve as the principal liaison and facilitator between the independent directors and the Chairman of the Board and the CEO;

(g)	serve as a key role in the Board evaluation processes and in evaluation of the CEO which are led from the Chairman of the Board;

(h)	together with the Chairman of the Board, recommend to the Board and the Board committees the retention of advisers and consultants who report directly to the Board;

(i)	respond directly to shareholder and other stakeholder questions and comments that are directed to the lead independent director or to the independent directors as a group, when appropriate; and

(j)	if requested by major shareholders, ensure that he is available, when appropriate, for consultation and direct communication.

Directorships

The following sets out those directors of the Corporation who are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Names of Other Issuers

Richard W. Brissenden	McEwen Mining Inc.

John A. Clarke	Great Quest Fertilizer Ltd.

Peter N. Cowley	Cluff Natural Resources plc

Michael H. Li	COFCO Meat Holdings Limited

Jiongjie Lu	None

Robert L. Rauch	None

Robert A. Rorrison	None

Derrick H. Weyrauch	Eco Oro Minerals Corp.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2016, the Board held nine meetings. In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board. The following table sets out the Board meeting attendance record during 2016 of the persons proposed to be nominated at the Meeting for election as a director who were directors of the Corporation during 2016 (Messrs. Li, Rauch and Rorrison were appointed directors of the Corporation on April 19, 2017 in accordance with the terms of the Recapitalization completed by the Corporation on April 19, 2017 (see "Election of Directors")).

Name	Percentage of Board Meetings Attended
Richard W. Brissenden	100%
John A. Clarke	100%
Peter N. Cowley	100%
Jiongjie Lu	50%
Derrick H. Weyrauch	89%

During the financial year ended December 31, 2016, the Audit Committee held five meetings. Mr. Weyrauch is the only person proposed to be nominated at the Meeting for election as a director who served on the Audit Committee during 2016. Mr. Weyrauch attended all five meetings of the Audit Committee during 2016.

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the CEO of the Corporation. The Corporation's President and CEO is responsible for the day-to-day operations of the Corporation. The President and CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation. The Chairman of the Board chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

All of the Board's committees (being the Audit Committee, the Compensation Committee and the Technical Committee) have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors. Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the CFO of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information and instances of corporate fraud or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and further promote a culture of ethical business conduct.

Nomination of Directors

The Corporation has a nominating committee (being the Board’s compensation and nominating committee, referred to in this section and the next two sections of the Circular as the "Nominating Committee"), which is composed entirely of independent directors. The Nominating Committee is responsible for assessing the need for new directors and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business. The Nominating Committee recommends candidates for initial Board membership and Board members for re-nomination. The functions of the Nominating Committee also include reviewing the membership of all of the committees of the Board and making recommendations to the Board on appointments to the committees, including the appointment of a Chair for each committee.

Before recommending that an existing director be nominated for re-election, the Nominating Committee considers factors such as the director's length of service on the Board, attendance at regularly scheduled Board and committee meetings and ability to contribute effectively to the Board. Before recommending a new director candidate, members of the Nominating Committee or their delegates meet with the candidate to discuss the candidate's interest and ability to devote time to Board matters.

Diversity

The Corporation is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Corporation. Banro’s objectives include providing a work environment that is free of discrimination and harassment, including based on gender. Banro is fully committed to increasing diversity on the Board over time.

Banro has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time. It is important to note, however, that when identifying new candidates for nomination to the Board, the Nominating Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics, including gender. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director candidates.

Banro considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity. The Corporation is an equal opportunity employer. However, the priority of Banro in recruiting new candidates is ensuring individuals bring value to the Corporation and its shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

The Corporation currently does not currently have a female director on the Board or a female executive officer. Banro does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Banro considers appropriate and it is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to Banro.

Term Limit and Retirement

The term of Banro’s directors expires at the end of the next annual meeting of shareholders or when a successor is elected or appointed to the Board. Banro does not impose term limits or mandatory retirement on its directors. The Corporation believes that term limits or mandatory retirement based on age alone may create arbitrary and technical impediments to the selection of the most qualified persons. The Board and the Nominating Committee continually review a director’s effectiveness and the mix of skills and expertise.

It has been the Board’s experience that some of the longer-serving directors provide the most value to Banro. This approach enables Banro to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Corporation and its shareholders.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the audit committee, the compensation and nominating committee, and the health, safety, environment and technical committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the NYSE MKT. The NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is permitted by home country law. A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows. To the extent necessary, the Corporation has obtained exemptions from the NYSE MKT in respect of these differences.

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law no.3, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the TSX are similar, but there are some differences including the threshold for shareholder approval set at greater than 25% of outstanding shares. The Corporation will seek a waiver from NYSE MKT's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, NYSE MKT requires a formal written charter or board resolution addressing the nominations process. The Corporation has a nominating committee which recommends director nominations to the Board, but has not adopted a formal written charter or board resolution addressing the nominations process. Under the federal laws of Canada, the rules of the TSX and Ontario securities laws, the Corporation is not required to adopt such a charter or board resolution.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2016 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2016 MD&A"). Copies of this Circular, the 2016 Financial Statements, the 2016 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2016 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the CFO of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of June 5, 2017) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of June 5, 2017.

DATED at Toronto, Ontario, Canada the 5th day of June, 2017.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

SCHEDULE "A"

MAJORITY VOTING POLICY

BANRO CORPORATION
(the “Corporation”)

The Board of Directors of the Corporation (the “Board”) believes that each director should have the confidence and support of the shareholders of the Corporation. To that end, the Board has unanimously adopted this majority voting policy, and future nominees for election to the Board will be required to confirm that they will abide by it.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded at the shareholders’ meeting and is made public promptly after the meeting. If the vote was by a show of hands rather than by ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. In such a case, the nominee will be required forthwith to submit his or her resignation to the Board, effective on acceptance by the Board.

The compensation committee of the Board (or other committee to which has been delegated the responsibility of administering this policy) will consider the offer of resignation and make a recommendation to the Board. Except in special circumstances that would warrant the continued service of the director on the Board, the committee will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days after the shareholders’ meeting at which the candidacy of the director was considered. A copy of this press release will be provided to the Toronto Stock Exchange. Absent exceptional circumstances, the Board must accept the resignation of the director. If the Board determines to not accept the resignation, the press release must fully state the reasons for that decision.

The director who tendered the resignation will not participate in the decision-making process, but may be counted for the purpose of determining whether the Board has quorum.

Subject to any corporate law restrictions, the Board may (i) leave a vacancy in the Board unfilled until the next annual general meeting of shareholders, (ii) fill the vacancy by appointing a new director who, in the opinion of the Board, merits the confidence of the shareholders, or (iii) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

APPROVED by the Board on May 31, 2013, and amended by the Board on May 25, 2015 and May 31, 2016.

SCHEDULE "B" - CHANGE OF AUDITORS "REPORTING PACKAGE"

CHANGE OF AUDITOR NOTICE
Pursuant to Section 4.11 of National Instrument 51-102

Predecessor Auditor

(a)	On April 12, 2017 Deloitte LLP sent a letter to Banro Corporation (“Banro”) advising

Banro that Deloitte LLP will not stand for reappointment as auditor of Banro for the year ending December 31, 2017 (the “Resignation”).

(b)	The Resignation has not yet been considered or approved by the audit committee of the board of directors of Banro or the board of directors of Banro.

(c)	The auditor’s reports of Deloitte LLP on the financial statements of Banro for the years ended December 31, 2016 and December 31, 2015 did not express a modified opinion.

(d)	In connection with the audits for the years ended December 31, 2016 and December 31, 2015 and through to April 12, 2017, there have been no reportable events, as defined in National Instrument 51-102.

Successor Auditor

Banro has commenced a search for a successor auditor to be appointed.

BANRO CORPORATION

Per:	(signed) "Geoffrey G. Farr"
Name: Geoffrey G. Farr
Title: Vice President, General Counsel and
Corporate Secretary

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

April 19, 2017

Private and confidential

To the:
  British Columbia Securities Commission
  Alberta Securities Commission
  Financial and Consumer Affairs Authority of Saskatchewan
  Manitoba Securities Commission
  Ontario Securities Commission
  Nova Scotia Securities Commission
  Financial and Consumer Services Commission (New Brunswick)
  Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
  Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Banro Corporation received on April 15, 2017 (the “Notice”) and, based on our knowledge of such information at this time, we agree the statements contained in 1 (a), (c) and (d) and we have no basis to agree or disagree with statements 1 (b) and 2 contained in the Notice.

Yours very truly,

Chartered Professional Accountants
Licensed Public Accountants

CHANGE OF AUDITOR NOTICE #2
Pursuant to Section 4.11 of National Instrument 51-102

1.	Predecessor Auditor

(a)	On April 12, 2017 Deloitte LLP sent a letter to Banro Corporation (“Banro”) advising

Banro that Deloitte LLP will not stand for reappointment as auditor of Banro for the year ending December 31, 2017 (the “Resignation”).

(b)	The Resignation has been considered by the audit committee of the board of directors of Banro (the “Audit Committee”) and by the board of directors of Banro.

(c)	The auditor’s reports of Deloitte LLP on the financial statements of Banro for the years ended December 31, 2016 and December 31, 2015 did not express a modified opinion.

(d)	In connection with the audits for the years ended December 31, 2016 and December 31, 2015 and through to April 12, 2017, there have been no reportable events, as defined in National Instrument 51-102.

2.	Successor Auditor

The board of directors of Banro, on the recommendation of the Audit Committee, has appointed KPMG LLP as the new auditor of Banro effective June 1, 2017.

Dated the 1st day of June, 2017.

BANRO CORPORATION

Per:	(signed) "Geoffrey G. Farr"
Name: Geoffrey G. Farr
Title: Vice President, General Counsel and
Corporate Secretary

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

June 1, 2017

To the:
  British Columbia Securities Commission
  Alberta Securities Commission
  Financial and Consumer Affairs Authority of Saskatchewan
  Manitoba Securities Commission
  Ontario Securities Commission
  Nova Scotia Securities Commission
  Financial and Consumer Services Commission (New Brunswick)
  Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
  Securities Commission of Newfoundland and Labrador
  (collectively, the “Securities Commissions”)

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice #2 of Banro Corporation (“Banro”) received on June 1, 2017 (the “Second Notice”). We also refer to our letter to the Securities Commissions dated April 19, 2017 in reference to the change of auditor notice of Banro received April 15, 2017 (the “First Notice”), and we reconfirm that we agree with the statements contained in Item 1 (a), (c) and (d) in the First Notice and Second Notice, and that we have no basis to agree or disagree with statements 1 (b) and 2 contained in the First Notice and Second Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Bay Adelaide Centre	www.kpmg.ca
Suite 4600
333 Bay Street
Toronto ON
M5H 2S5

To the:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

June 5, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Banro Corporation

We have read the Notice of BanroCorporationdated June 1, 2017 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants
Todd Buchanan

KPMG LLP is a Canadian limited liability partnership and a
member firm of the KPMG network of independent member
firms affiliated with KPMG International Cooperative (“KPMG
International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.